CONTINUING RELATIONSHIP AGREEMENT

16 August, 2019

Jerry Kroll

1102-328 East 11th Avenue

Vancouver

B.C.

V5T 4W1

Dear Jerry,

In connection with your upcoming resignation as the Chief Executive Officer of ElectraMeccanica Vehicles Corp., with offices located at 102 East 1st Avenue, Vancouver, British Columbia, Canada, a company incorporated under the laws of the Province of British Columbia (the “Company”, and together with you, the “Parties”), we have discussed formalizing our continuing relationship between you and the Company and clarifying the changes to the current relationship. To that end, this letter agreement (this “Agreement”) sets forth the terms and conditions of our continued relationship.

1.Prior Agreement.  You agree that the Executive Employment Agreement dated January 1, 2019 (the “Kroll Employment Agreement”), shall no longer be binding as of the date hereof, except as set out immediately below. The parties agree that, notwithstanding any other terms of the Kroll Employment Agreement, the Company will have no further obligations to you under the Kroll Employment Agreement other than the Company’s obligation to:

(a)pay you the Executive Base Salary (as defined in the Kroll Employment Agreement) accrued to the date hereof;

(b)pay you any accrued and unused vacation;

(c)reimburse you for expenses incurred by you through the date hereof that are reimbursable pursuant to Section 3.4 of the Kroll Employment Agreement; and

(d)pay you an amount equal to the Base Salary (as set out in Section 3.4 of the Kroll Employment Agreement) for one year in twelve instalments each to be made within five business days of the start of each calendar month, after which twelfth instalment no further payments under this Section 1(d) shall be due.

2.Position.

2.1The Company acknowledges that you were the founder of the Company and, in recognition of your continued assistance, hereby appoints you as the “Chief Visionary Officer” of the Company, a non-executive and non-employee title. As the Chief Visionary Officer of the Company, you will continue to conceptualize new concepts for products and business with the consent, and under the direction of, the Company’s Chief Executive Officer and/or the Company’s

Board of Directors. Neither that position nor this Agreement shah be construed to create any association, partnership, joint venture, employee, or agency relationship between you and the Company for any purpose. You have no authority (and shah not hold yourself out as having authority) to bind the Company and you shah not make any agreements or representations on the Company’s behalf without the Company’s prior written consent. Your continued assistance with the Company does not include a consulting fee or any consideration other than as expressly set out in this Agreement.

2.2Without limiting Section 2.1, you will not be eligible to participate in any vacation, group medical or life insurance, disability, profit sharing, or retirement benefits, or any other fringe benefits or benefit plans offered by the Company to its employees, and the Company will not be responsible for withholding or paying any income, payroll, Social Security, or other federal, state, provincial or local taxes, making any insurance contributions, including for unemployment or disability, or obtaining workers’ compensation insurance on your behalf. You shah be responsible for, and shall indemnify the Company against, all such taxes or contributions, including penalties and interest. Any persons employed or engaged by you in connection with your performance of this Agreement shah be your employees or contractors and you shah be fully responsible for them and indemnify the Company against any claims made by or on behalf of any such employee or contractor.

2.3Although you are not an employee of the Company, you agree to adhere to the Company’s policies as adopted and approved by the Board of Directors, as may be instituted or amended, governing (i) media and social media activities (including social media activities such as Facebook, Instagram or Twitter), (ii) its Code of Ethics and (iii) the conduct of the Company’s employees.

2.4To facilitate your position as the Chief Visionary Officer, the Company agrees to (i) allocate a desk to you at its headquarters currently located at 102 East 1st Avenue, Vancouver, British Columbia, Canada for a twelve-month period and (ii) reimburse you for any reasonable travel and out of pocket expenses incurred by you in performance of such rote (any such reimbursable expenses shah be approved in writing (email confirmation acceptable) by the Company in advance of your incurring the expense and accompanied by detailed receipts when the request for reimbursement is made. Without advance approval, the Company shah have no obligation to reimburse the expense).

3.Stock Options.  As partial consideration for the rights and obligations hereunder,

(a)the Company shah grant you 1,250,000 stock options to acquire common shares of the Company pursuant to a stock option agreement (attached hereto as Exhibit A) to be entered into on the date hereof, which stock options shah (i) be exercisable at US$2.45 per option and (ii) vest in twelve equal monthly instalments; and

(b)the 18,996 stock options granted to you (the “Prior Stock Option Agreements”) that have not vested as of the date hereof shah be deemed fully vested by the Company and shah remain exercisable by you at the exercise price set out in the applicable Prior Stock Option Agreement and until the time set out in the applicable Prior Stock Option Agreement.

4.Rights Regarding Shares.

4.1In connection with the Share Pledge Agreement entered into between you and Chongqing Zongshen Automobile Co., Ltd. (“Zongshen”) on October 16, 2017, the Company will return to you without unreasonable delay any shares that you provided Zongshen pursuant to such agreement upon delivery to the Company of the same.

4.2The Company agrees that if you are able to have legends removed from restricted or control shares that you own, it will cover the reasonable legal fees required to receive an opinion that such legend may be removed provided that the Company shah choose the legal counsel delivering such opinion.

5.Rights Regarding Company Property.

5.1The Company will allow you to retain all original copies of all SOLO pencil sketches made by Rob King. You will provide the Company a right of first refusal upon the receipt of any offer to purchase or sell such drawings. You will provide the Company with access to such drawings upon a request from the Company to make digital copies of such drawings. 1t is understood between the Parties that the Company retains all of the intellectual property rights to such sketches and that it may use such sketches for any marketing, promotional or other reason without your consent.

5.2The Company agrees that shortly following the execution of this Agreement, it will deliver to you:

(a)the Green SOLO racer (Surrey);

(b)the Zero spec racer electric race car (California);

(c)the Zero Bike in the Company’s headquarters; and

(d)the Polaris Slingshot (together, the “vehicles”).

5.3The Company agrees that you may purchase three vehicles per year that are mass produced by the Company at (i) the landed cost of such vehicle/s if produced outside the United States or Canada and (ii) the manufactured cost of such vehicle/s if produced in the United States or Canada; provided that such vehicles are purchased for your own use and you do not resell or transfer any such vehicle until at least one year after you obtain it.

5.4The Company agrees that, for so long as the Company decides that it is reasonable to continue the production of the eRoadster and reasonably decides that it can accommodate this provision, you may purchase an eRoadster to the same specifications as the two currently being built at manufactured cost.

5.5You may purchase any of the Company’s merchandise (i.e., hats, jackets, shirts) at a 50% value to the retail price of such items provided that such items are for your own persona) use.

6.Confidentiality.

6.1You acknowledge that you will have access to information that is treated as confidential and proprietary by the Company, including, without limitation, trade secrets, technology, and information pertaining to business operations and strategies, customers, pricing, marketing, finances, sourcing, personnel, and operations of the Company, its affiliates, or their suppliers, or customers, in each case whether spoken, written, printed, electronic, or in any other form or medium (collectively, the “Confidential Information”). Any Confidential Information that you develop in connection with your performance under this Agreement, including but not limited to any Work Product, shall be subject to the terms and conditions of this clause. You agree to treat all Confidential Information as strictly confidential, not to disclose Confidential Information or permit it to be disclosed, in whole or part, to any third party without the prior written consent of the Company in each instance, and not to use any Confidential Information for any purpose except as required in the performance of the Agreement. You shah notify the Company immediately in the event you become aware of any loss or disclosure of any Confidential Information.

6.2Confidential Information shah not include information that:

(a)is or becomes generally available to the public other than through your breach of this Agreement; or

(b)is communicated to you by a third party that had no confidentiality obligations with respect to such information.

6.3Nothing herein shah be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. You agree to provide written notice of any such order to an authorized officer of the Company within five business days of receiving such order, but in any event sufficiently in advance of making any disclosure to permit the Company to contest the order or seek confidentiality protections, as determined in the Company’s sole discretion.

6.4Notice of Immunity Under the Defend Trade Secrets Act of 2016 (“DTSA”). Notwithstanding any other provision of this Agreement:

(a)You will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that:

(i)is made: (A) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of law; or

(ii)is made in a complaint or other document that is fi led under seal in a lawsuit or other proceeding.

(b)If you file a lawsuit for retaliation by the Company for reporting a suspected violation of law, you may disclose the Company’s trade secrets to your attorney and use the trade secret information in the court proceeding if you:

(i)file any document containing the trade secret under seal; and

(ii)do not disclose the trade secret, except pursuant to court order.

7.Representation and Warranties.

7.1You represent and warrant to the Company that:

(a)you have the right to enter into this Agreement, to grant the rights granted herein and to perform fully all of your obligations in this Agreement;

(b)your entering into this Agreement with the Company and your performance of this Agreement do not and will not conflict with or result in any breach or default under any other agreement to which you are subject;

(c)you shall perform this Agreement in compliance with all applicable federal, provincial, state and local laws and regulations;

(d)the Company will receive good and valid title to all Work Product, free and clear of all encumbrances and liens of any kind;

(e)all Work Product is and shall be your original work (except for material in the public domain or provided by the Company) and, to the best of your knowledge, do not and will not violate or infringe upon the intellectual property right or any other right whatsoever of any person, firm, corporation, or other entity.

7.2The Company hereby represents and warrants to you that:

(a)it has the full right, power, and authority to enter into this Agreement and to perform its obligations hereunder; and

(b)the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary corporate action.

8.Indemnification.

8.1Each party to this Agreement shall defend, indemnify, and hold harmless the other party (and its affiliates and their officers, directors, employees, agents, successors, and assigns, as applicable) from and against all losses, damages, liabilities, deficiencies, actions, judgments, interest, awards, penalties, fines, costs, or expenses of whatever kind (including reasonable attorneys’ fees) arising out of or resulting from such party’s:

(a)bodily injury, death of any person or damage to real or tangible, personal property resulting from its acts or omissions; and

(b)breach of any representation, warranty, or obligation under this Agreement.

9.Termination.

9.1This Agreement will terminate upon the one-year anniversary hereof, unless terminated earlier pursuant to Section 9.2. This Agreement may be extended with your and the Company’s mutual consent

9.2You or the Company may terminate this Agreement, effective immediately upon 60 days’ written notice to the other party to this Agreement, if the other party breaches this Agreement; provided that for any material breach, such notice shall be immediate

9.3Upon expiration or termination of this Agreement for any reason, or at any other time upon the Company’s written request, you shall five calendar days alter such expiration or termination:

(a)deliver to the Company all hardware, software, tools, equipment, or other materials provided for your use by the Company;

(b)deliver to the Company all tangible documents and materials (and any copies) containing, reflecting, incorporating or based on the Confidential Information;

(c)permanently erase all of the Confidential Information from your computer systems; and

(d)certify in writing to the Company that you have complied with the requirements of this clause.

9.4The terms and conditions of this Section 6 through 14 shall survive the expiration or termination of this Agreement.

10.Other Activities.  You may be engaged or employed in any other business, trade, profession, or other activity which does not (i) involve electric vehicles or their components, including their manufacturing, distribution, marketing or sale or (ii) place you in a conflict of interest with the Company. The restrictions in the subsection shall survive the termination of this Agreement for a period of one year.

11.Non-Solicitation.  You agree that during the Term of this Agreement and for a period of twelve (12) months following the termination or expiration of this Agreement, you shall not make any solicitation to employ the personnel of the Company (including its subsidiaries) without written consent of the Company to be given or withheld in the Company’s sole discretion.

12.Assignment.  You shall not assign any rights, or delegate or subcontract any obligations, under this Agreement without the Company’s prior written consent. Any assignment in violation of the foregoing shall be deemed null and void. The Company may freely assign its rights and obligations under this Agreement at any time. Subject to the limits on assignment stated above, this Agreement will inure to the benefit of, be binding on, and be enforceable against each of the Parties hereto and their respective successors and assigns.

13.Governing law; Jurisdiction; Venue.  This Agreement and all related documents, and all matters arising out of or relating to this Agreement, whether sounding in contract, tort, or statute are governed by, and construed in accordance with, the laws of the Province of British Columbia (including its statutes of limitations and rules governing choice of law provisions), without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other that’ those of the Province of British Columbia. The parties hereby irrevocably and unconditionally attorn to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom

14.Miscellaneous.

14.1All notices, requests, consents, claims, demands, waivers and other communications hereunder (each, a “Notice”) shall be in writing and addressed to the parties at the addresses set forth on the first page of this Agreement (or to such other address that may be designated by the receiving party from time to time in accordance with this Section). All Notices shall be delivered by personal delivery, nationally recognized overnight courier (with all fees prepaid), or email (with confirmation of transmission) or certified or registered mall (in each case, return receipt requested, postage prepaid). Except as otherwise provided in this Agreement, a Notice is effective only if (a) the receiving party has received the Notice and (b) the party giving the Notice has complied with the requirements of this Section.

14.2This Agreement, together with any other documents incorporated herein by reference and related exhibits and schedules, constitutes the sole and entire agreement of the Parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

14.3This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto, and any of the terms thereof may be waived, only by a written document signed by each party to this Agreement or, in the case of waiver, by the party or parties waiving compliance.

14.4If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, (i) such term or provision shall be deemed amended to the maximum amount allowed in such jurisdiction so that it is not deemed excessive, invalid, illegal or unenforceable and/or (ii) such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

14.5This Agreement may be executed in multiple counterparts and by facsimile signature, each of which shall be deemed an original and all of which together shall constitute one instrument.

14.6None of the consideration provided to you under this Agreement relates to your continued service as a director of the Company.

[Signature page to follow]

If this letter accurately sets forth our understanding, kindly execute the enclosed copy of this letter and return it to the undersigned.

Very truly yours,

ELECTRAMECCANICA VEHICLES CORP.

By :/s/ Isaac Moss

Isaac Moss

Chief Administrative Officer

Date: 16th August, 2019

ACCEPTED AND AGREED:

JERRY KROLL

/s/ Jerry Kroll

By:

Date: 16th August, 2019